Exhibit 1.01

NETSCOUT SYSTEMS, INC.

Conflict Minerals Report

For the Reporting Period from January 1, 2016 to December 31, 2016

Introduction

This Conflict Minerals Report (“Report”) of NetScout Systems, Inc. (“NETSCOUT” or the “Company”) has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934 for the reporting period January 1, 2016 to December 31, 2016 (the “Reporting Period”).

The Rule requires certain disclosures from public companies that manufacture (or contract to manufacture) products containing certain minerals that are necessary to the functionality or production of their products. These minerals are tin, tungsten, tantalum and gold (“Conflict Minerals”). The Rule focuses on Conflict Minerals from the Democratic Republic of Congo (“DRC”) and nine adjoining countries (together, the “Covered Countries”). If, after conducting a good faith reasonable country-of-origin inquiry (“RCOI”), an issuer has reason to believe that any of the Conflict Minerals in its products may have originated in the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the issuer must perform due diligence on the Conflict Minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This Report relates to the process undertaken for the Company’s electronic hardware products: (i) for which Conflict Minerals are necessary to their functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2016. NetScout provides real-time operational intelligence and performance analytics that are used to address the business assurance needs of customers worldwide spanning service assurance, cybersecurity and business intelligence. Customers rely on our products to optimize network performance, ensure the delivery of high-quality mission-critical applications and services, provide timely insight into the end-user experience, and protect the network from attack. The Company’s products that are “in scope” for the purposes of the Reporting Period are referred to in this Report collectively as the “Covered Products.”

Executive Summary

NETSCOUT performed a RCOI on suppliers believed to provide the Company with materials or components containing Conflict Minerals necessary to the functionality or production of NETSCOUT’s products. The Company’s suppliers identified 316 smelters and refiners. Of these 316 smelters and refiners, NETSCOUT identified 38 that were either sourcing, or that the Company had a reason to believe may be sourcing from the Covered Countries. The Company’s due diligence review indicated that 34 of these smelters or refiners have been audited and validated as compliant with the assessment protocols of the Conflict Free Smelter Program (“CFSP”) sponsored by the Conflict-Free Sourcing Initiative. For the remaining four smelters sourcing from the Covered Countries, the Company undertook a risk mitigation process. Based on the findings of this risk mitigation process, the Company determined that three of the four high risk smelters did not require removal from the Company’s supply chain; however, the Company determined that it should ultimately remove one of the four smelters and refiners from its supply chain.

Design of RCOI and Due Diligence

The Company’s RCOI and due diligence measures have been designed to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Due Diligence Guidance”), consistent with the Company’s position as a downstream company.

Set forth below is a description of the processes followed by the Company in conducting its RCOI and due diligence.

Step 1 – Establish Strong Company Management Systems

Step 1 of the OECD Due Diligence Guidance provides that companies should establish management systems to support execution of their conflict minerals programs. The Company’s management system includes the following elements:

•	Step 1A - Adopt, and clearly communicate to suppliers and the public, a company policy for the supply chain of minerals originating from conflict-affected and high-risk areas.

The Company has established and implemented a Policy on Conflict Minerals (the “Company Policy”) in the Company’s supply chain.

This Company Policy is publicly available via the Company’s website at http://www.netscout.com/company/about-netscout/corporate-responsibility/conflict-minerals/.

The Company Policy is communicated directly to our tier 1 direct suppliers as part of the RCOI process.

•	Step 1B - Structure internal management to support supply chain due diligence.

The Company has established and maintains an internal, cross-functional team to support supply chain due diligence.

The Company has appointed a member of the senior staff that it believes has the necessary competence, knowledge, and experience to oversee supply chain due diligence.

The Company has applied the resources that it believes are necessary to support the operation and monitoring of these processes, including internal resources and external consulting support.

The team periodically communicates the status of its efforts to senior management.

•	Step 1C - Establish a system of transparency, information collection and control over the supply chain.

The Company implemented a process to collect and retain required supplier and smelter RCOI and due diligence data to support the Company’s Conflict Minerals inquiry and reporting. Details on the Company’s supply chain data gathering are included in the RCOI and Due Diligence sections of this Report.

•	Step 1D - Strengthen company engagement with suppliers.

The Company directly engaged suppliers during the RCOI process via email.

The Company reviewed supplier responses as part of the RCOI process and due diligence.

The Company has added requirements for conflict minerals compliance to new supplier contracts and the Company’s supplier code of conduct.

The Company implemented a plan to improve the quantity and quality of supplier and smelter responses year-over-year.

•	Step 1E - Establish a company and/or mine level grievance mechanism.

The Company’s ethics violations reporting system allows employees and third parties to raise, confidentially, concerns with any violations of the Company Policy.

Step 2 – Identify and Assess Risk in the Supply Chain

Reasonable Country-of-Origin Inquiry (RCOI)

The Company has conducted a good faith reasonable country-of-origin inquiry regarding its Conflict Minerals. This good faith RCOI was reasonably designed to determine whether any of the Conflict Minerals that were necessary to the functionality or production of its products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company designed its RCOI process to conform, in all material respects, to Steps 2A and 2B of the OECD Due Diligence Guidance, consistent with the Company’s position as a downstream company.

To identify suppliers and smelters and refiners in its Conflict Minerals supply chain, the Company performed the following activities:

•	developed a list of suppliers providing components that contained Conflict Minerals to the Company;

•	contacted each supplier and requesting that it complete the industry standard Conflict Minerals Reporting Template (“CMRT”) developed by the CFSI, including smelter and refiner information. The Company received current completed CMRT forms from 44.6% of the suppliers contacted;

•	reviewed supplier responses for accuracy and completeness;

•	amalgamated supplier-identified smelters and refiners into a single list of unique smelters and refiners meeting the definition of a smelter (or refiner) under one of three industry-recognized audit protocols; and

•	reviewed the final smelter and refiner list (and comparing it to industry peers) to determine if the Company reasonably identified all of the smelters and refiners in its supply chain.

The Company’s suppliers identified 316 unique smelters and refiners that were potentially in the Company’s supply chain.

Nearly all of the CMRTs completed by the Company’s suppliers included data only at the company level (with information applicable to all of the components and materials furnished by the respective suppliers) and did not specify which smelters or refiners or countries of origin were the source of necessary Conflict Minerals in the particular parts actually furnished to the Company. In other words, almost none of the Company’s suppliers represented to the Company that Conflict Minerals from the smelters and refiners they listed in their CMRTs had actually been included in the particular parts or types of parts they supplied to the Company. As a result, the Company could not reasonably identify which smelters or refiners were used for processing the Conflict Minerals in the particular parts supplied for use in the Covered Products.

Due Diligence

The Company’s Due Diligence Process

The Company’s supply chain with respect to its products is complex, and its manufacturing process is significantly removed from the mining, smelting and refining of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, therefore, has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain. However, tracing these minerals to their sources is a challenge that requires the Company to rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. In addition, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information reported by suppliers is limited. Accordingly, the Company can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the Conflict Minerals necessary to the functionality or production of the Company’s products.

Description of Due Diligence Measures Performed

The Company’s due diligence measures performed with respect to the Covered Products included the following:

Smelter/Refiner RCOI and Due Diligence

The Company’s smelter/refiner RCOI and due diligence processes were designed, consistent with the Company’s position as a downstream company, to:

•	identify the scope of the risk assessment of the mineral supply chain (OECD Step 2B);

•	assess whether the smelters/refiners have carried out all elements of due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas (OECD Step 2C); and

•	where necessary, carry out, including through participation in industry-driven programs, joint spot checks at the mineral smelter/refiner’s own facilities (OECD Step 2D).

For each smelter and refiner identified in the Company’s supply chain, the Company’s third-party service provider engaged the smelter or refiner directly via telephone and/or email to determine whether or not the smelter or refiner sourced from the Covered Countries. Of the 316 smelters and refiners identified, 71% responded to the service provider’s inquiry regarding country of origin.

For smelters and refiners that declared that they did not source from the Covered Countries, but were not recognized as conflict free by the CFSP, the Company reviewed publicly available information to determine if there was any evidence contrary to the smelter or refiner’s declaration. The sources reviewed included the following:

•	Publicly available information about the facility relating to each of the covered countries

•	Specific non-governmental organization publications, including the following:

–    Enough Project

–    Global Witness

–    Southern Africa Resource Watch

–    Radio Okapi

•	The most recent UN Group of Experts report on the DRC

For smelters and refiners that did not respond to direct engagement by our third-party service provider, the Company reviewed publicly available sources and specific non-governmental organization publications (as described above) to determine if there was any reason to believe that the smelter or refiner may have sourced from the Covered Countries for Conflict Minerals in the Covered Products. Where the Company identified high risk smelters and refiners, that is, smelters and refiners that were known to be sourcing from, or that the Company had reason to believe may have been sourcing from, the Covered Countries, the Company considered the risk effectively mitigated if the smelter or refiner had been audited and recognized as conflict free by the CFSP.

Step 3 – Design and Implement a Strategy to Respond to Identified Risks

For high risk smelters and refiners that have not been audited and recognized as conflict free by the CFSP, the Company communicated the risk to a designated member of senior management (OECD Step 3A) and sought to mitigate risks associated with these smelters and refiners as described below.

The Company’s suppliers identified 316 smelters and refiners. Of these, the Company identified 38 that either sourced, or that the Company had reason to believe may have sourced, from the Covered Countries. The Company determined that 34 of these 38 smelters and refiners have been audited and recognized as conflict free by the CFSP. The Company then sought to mitigate the risk associated with the remaining four smelters and refiners.

Risk Mitigation

The Company engaged in a risk mitigation process regarding four smelters and refiners that were not recognized as conflict free by the CFSP and were known to be sourcing, or that the Company had reason to believe were sourcing, from the Covered Countries. The Company’s risk mitigation efforts were reported by its internal Conflict Minerals team to the Company’s management in accordance with Step 3A of the OECD Due Diligence Guidance. The Company’s risk mitigation process included the following activities:

•	additional risk assessment performed on the Company’s behalf by a third-party service provider to determine if there was any reason to believe the smelter or refiner directly or indirectly financed or benefited armed groups in the Covered Countries;

•	verifying with internal stakeholders and relevant suppliers whether Conflict Minerals from the specific smelter or refiner were actually in the Company’s supply chain for the Covered Products the manufacture of which was completed in the Reporting Period; and

•	engagement by the Company’s third-party service provider, via email and/or telephone, with each high-risk smelter and refiner to verify risk and to encourage the smelter or refiner to become conflict free.

The Company did not require the removal of smelters and refiners subject to the Company’s risk mitigation process if there was no reason to believe they were directly or indirectly financing or benefitting armed groups in the Covered Countries. These smelters or refiners, one of which is currently undergoing an audit process, are scheduled to be reconsidered during the 2017 reporting period. The Company’s risk mitigation process was designed to be consistent with Step 3B of the OECD Due Diligence Guidance, consistent with the Company’s position as a downstream company, and helps prevent unnecessary boycotts of the Covered Countries.

Risk mitigation was required for the following four smelters and refiners verified by suppliers likely to be in the Company’s supply chain:

Gold Refiner – UAE

•	The UN Group of Experts note that there is a large discrepancy between the reported export/import records between the DRC and the United Arab Emirates (UAE) ($174 million).

•	After review of publicly available sources, the Company found no reason to believe that this refiner directly or indirectly financed or benefitted armed groups in the Covered Countries.

•	The Company concluded that it would not require its suppliers to remove this refiner from the supply chain.

•	This refiner is scheduled for follow up during the 2017 reporting period.

Gold Refiner – Belgium

•	Although this refiner has historical links to aiding and benefiting armed groups in the Covered Countries, current public records do not indicate such a relationship in 2016.

•	The refiner is currently undergoing a CFSP audit.

•	The Company concluded that, for the 2016 reporting period, and particularly in light of the on-going CFSP audit, it would not require its suppliers to remove this refiner from the supply chain.

•	This refiner is scheduled for follow up during the 2017 reporting period.

Gold Refiner – Zambia

•	Although the Company did not locate any evidence that this refiner benefits or finances the armed groups in the Covered Countries, they are located in, and source from the Covered Countries and have so far made no commitment to undergo a CFSP audit.

•	The Company concluded that it would not currently require its suppliers to remove this refiner from the supply chain because the Company could find no evidence that the refiner directly or indirectly financed or benefitted armed groups in the Covered Countries.

•	This refiner is scheduled for follow up during the 2017 reporting period.

Gold Refiner – Sudan

•	Gold is reported to have been exported into Sudan from the Central African Republic. The Enough Project notes that significant quantities of Sudan’s gold is in the Blue Nile state, which borders South Sudan. The border is porous and the Sudanese government does not distinguish the sources of their gold.

•	There is no current indication that the refiner monitors the source of gold they refine or wishes to go through a CFSP audit.

•	Some sources suggest that this gold refiner benefits and/or finances armed groups in the Covered Countries.

•	Because the Company has reason to believe the refiner may have financed or benefitted armed groups in the Covered Countries, the Company is requiring that its suppliers remove this refiner from the Company’s supply chain.

Step 4 – Carry Out Independent Third-Party Audit of Supply Chain

The Company does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company has relied upon information collected and provided by independent third-party audit programs, such as the CFSP.

Step 5 – Report Annually on Supply Chain Due Diligence

The Company expects to report annually, as required by the Rule, and has posted this Report on its website. However, the Company’s reporting obligations under the Rule may change in the future and its ability to implement certain processes or obtain information from its suppliers may differ materially from those anticipated or implied in this Report.

Improvement Plan

The Company is taking and expects to continue to take the following steps to improve the due diligence conducted to further mitigate risk that the Conflict Minerals in the Company’s products could directly or indirectly benefit or finance armed groups in the Covered Countries:

•	including a conflict minerals clause in all new and renewing supplier contracts;

•	continuing to drive our suppliers to obtain current, accurate and complete information, including, in particular, product-level information about the smelters in their supply chain;

•	encouraging suppliers to implement responsible sourcing, and to request that they encourage their smelters sourcing from the Covered Countries to become audited and certified to a protocol recognized by the CFSP; and

•	following up in 2017 on smelters requiring risk mitigation, including those requiring removal from the Company’s supply chain.

Smelters and Refiners

As noted above, nearly all of the CMRTs received by the Company have included data only at the suppliers’ company level (with information applicable to all of the parts furnished by the respective supplier) and do not specify which smelters or refiners were the source of Conflict Minerals in the particular parts supplied to the Company. As a result, the Company could not reliably identify the smelters or refiners used for processing the Conflict Minerals actually included in the particular parts supplied for use in the Company’s Covered Products.

Countries of Origin of Conflict Minerals

Based on the information obtained pursuant to the due diligence process, the Company does not have sufficient information with respect to our products to determine the country of origin of all of the Conflict Minerals in the products; however, based on the information that has been obtained, the Company reasonably believes that the countries of origin of the Conflict Minerals include the countries listed below. Thirty-eight of the smelters and refiners above have either declared that they source, or we had reason to believe they source from these Covered Countries: The Democratic Republic of the Congo, Central African Republic, Rwanda, South Sudan, Tanzania, and Zambia.

Efforts to Identify Mine of Origin

The Company has undertaken the following efforts to identify the specific mine or location of origin of the Conflict Minerals within the above-referenced countries of origin: the Company has undertaken the RCOI and due diligence process described above and continues to follow up with its suppliers to gather additional details and information.

Cautionary Note on Forward Looking Statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement, due diligence, risk mitigation efforts and strategy, and future reporting constitute forward-looking statements that involve risks and uncertainties. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others, as well as potential statutory or regulatory changes.